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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

    FOR THE TRANSITION PERIOD FROM _________________ TO ____________________

                        COMMISSION FILE NUMBER: 33-64732

                                ----------------


                     SPSS INC. EMPLOYEE STOCK PURCHASE PLAN
            233 S. WACKER DRIVE, 11TH FLOOR, CHICAGO, ILLINOIS 60606

               REGISTRANT'S TELEPHONE NUMBER INCLUDING AREA CODE:
                                 (312) 651-3000

                          (Name and Address of Issuer)

                                    SPSS INC.

            233 S. WACKER DRIVE, 11TH FLOOR, CHICAGO, ILLINOIS 60606



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                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee
SPSS Inc. Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of SPSS Inc. Employee Stock Purchase Plan (the Plan) as of December 31, 2002 and 2003, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SPSS Inc. Employee Stock Purchase Plan as of December 31, 2002 and 2003, and the changes in its net assets available for benefits for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
March 16, 2004




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




                     SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2002 AND 2003



                                                    2002        2003
                                                 ----------  ----------
             Due from Sponsor                    $   92,102  $  105,063
                                                 ----------  ----------
             Net assets available for benefits   $   92,102  $  105,063
                                                 ----------  ----------


See accompanying notes to financial statements.




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
                     SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                                                    2001           2002           2003
                                                 ---------      ---------      ---------
Additions to net assets attributed to:
         Participant contributions               $ 437,417      $ 406,356      $ 335,433
         Employer contributions                     73,922         71,232         58,479
                                                 ---------      ---------      ---------
                                                   511,339        477,588        393,912
Deductions from net assets attributed to:
         Purchases of SPSS Inc. common stock      (493,838)      (521,451)      (380,951)
                                                 ---------      ---------      ---------
Net increase (decrease)                             17,501        (43,863)        12,961
Net assets available for benefits:
         Beginning of year                         118,464        135,965         92,102
                                                 ---------      ---------      ---------
         End of year                             $ 135,965      $  92,102      $ 105,063
                                                  ========      =========      =========



See accompanying notes to financial statements.



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



SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2002 and 2003

(1) DESCRIPTION OF PLAN

    The following description of the SPSS Inc. Employee Stock Purchase Plan (the
    Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    GENERAL

    The Plan was established on December 17, 1993 to allow all hourly and salaried employees of SPSS Inc. (the Company or Sponsor) to acquire shares of the Company's common stock on a quarterly basis through payroll deductions at a price equal to 85% of the market price as described below. To participate in the Plan, employees must be employed prior to the end of the enrollment period for that quarter.

    USE OF ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of plan assets and the disclosure of contingent assets and liabilities at the date of the statement of net assets available for benefits and changes during the reporting periods. Actual results could differ from those estimates.

    CONTRIBUTIONS

    Participants may contribute up to 10% of their base salary to the Plan. At the end of each quarter, the total funds deducted from participants' pay checks are used to purchase SPSS Inc. common stock. The Plan calculates the share purchase price as 85% of the lower of i) the closing market price of the stock on the first trading day of the quarter or ii) the closing market price for the stock on the last trading day of the quarter. The remaining 15% represents the Company's portion of the share purchase price to the participant.

    USE OF FUNDS

    All contributions to the Plan are used to purchase shares of SPSS Inc. common stock.

    VESTING

    Participants are entitled to all rights as a holder of stock with respect to any stock issued, including the right to vote such shares.

    NUMBER OF PARTICIPANTS

    There were 74 and 75 participants in the Plan as of December 31, 2002 and 2003, respectively.

    WITHDRAWALS

    Participants can withdraw from the Plan at any time and receive a refund of money deducted from their salary and not yet invested in stock.

    TERMINATION OF THE PLAN

    Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.



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


SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2002 and 2003


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

    INVESTMENTS

    Participants' contributions are under the control of the Company, and may be maintained as a single fund or commingled with other funds.

    CONTRIBUTIONS

    Participants' contributions are recorded when withheld from the participants' paychecks by the Company. These contributions are invested in SPSS Inc. common stock on a quarterly basis. No interest is paid or accrued on amounts withheld through payroll deductions under the Plan. Due from Sponsor represents payroll deductions from participants during the fourth calendar quarter of each year. Due from Sponsor is short-term in nature, and accordingly, its carrying value approximates fair value.

(3) FEDERAL INCOME TAXES

    The Plan is not subject to income taxes, as these taxes are incurred by the participants. Beginning basis in the stock is 85% of the total price and, therefore, participants are not responsible for taxes on the additional 15% until the stock is sold. Special holding period rules apply and the gain or loss realized may need to be split and reported as compensation expense and gain or loss on the difference.

(4) ADMINISTRATIVE EXPENSES

    All administrative expenses relating to the Plan are paid by the Company.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          SPSS Inc. Employee Stock Purchase Plan

March 30, 2004                            By: /s/ Robert J. Brinkmann
                                             -----------------------------------
                                             Robert J. Brinkmann
                                             Plan Administrator

                                  EXHIBIT INDEX

                                                                           INCORPORATION
    EXHIBIT                                                                BY REFERENCE
    NUMBER                     DOCUMENT DESCRIPTION                      (IF APPLICABLE)
    ------                     --------------------                      ---------------

    23.1       Consent of Independent Certified Public Accountants
    99.3       SPSS Inc. Employee Stock Purchase Plan                           *


------------

* Previously filed with the Company's annual report on Form 11-K for the year ended December 31, 1994 (File No. 000-22194), and as Exhibit 10.46 to the Company's Registration Statement on Form S-4, filed December 19, 2000 (File No. 333-52216).




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